                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549



                                  SCHEDULE TO
                               (AMENDMENT NO. 4)
                                 (RULE 14D-100)
           TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                              KENETECH CORPORATION
                       (Name of Subject Company (Issuer))

                                KC MERGER CORP.
                             KC HOLDING CORPORATION
                        VALUEACT CAPITAL PARTNERS, L.P.
                              VA PARTNERS, L.L.C.
                      (Names of Filing Persons (Offerors))

                   Common Stock, Par Value $.0001 Per Share,
              Together With The Associated Rights Attached Thereto
                         (Title of Class of Securities)

                                   488878109
                     (CUSIP Number of Class of Securities)

                                JEFFREY W. UBBEN
                            SECRETARY AND TREASURER
                                KC MERGER CORP.
                             KC HOLDING CORPORATION
                      C/O VALUEACT CAPITAL PARTNERS, L.P.
                               ONE MARITIME PLAZA
                                   SUITE 1400
                            SAN FRANCISCO, CA 94111
                                 (415) 362-3700
  (Name, Address and Telephone Number of Person Authorized to Receive Notices
                and Communications on Behalf of Filing Persons)



                                   Copies to:

                              DENNIS M. MYERS, ESQ.
                                KIRKLAND & ELLIS
                             200 EAST RANDOLPH DRIVE
                                CHICAGO, IL 60601
                                 (312) 861-2000

                           CALCULATION OF FILING FEE


 Transaction Valuation*                                 Amount of Filing Fee**

      $34,548,971                                               $6,910
--------------------------------------------------------------------------------


* Estimated for purposes of calculating the amount of the filing fee only. Calculated by multiplying $1.04, the per share tender offer price, by 33,220,164, the sum of (i) 31,970,164 currently outstanding shares of Common Stock sought in the Offer, (ii) outstanding options with respect to 750,000 shares of Common Stock and (iii) outstanding warrants with respect to 500,000 shares of Common Stock, in each case as of October 20, 2000.

** Calculated as 1/50 of 1% of the transaction value.


[x] Check the box if any part of the fee is offset as provided by Rule 0-
    11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:  $6,910                   Filing Party: KC Merger Corp.
Form or Registration No.:  Schedule TO        Date Filed:  November 7, 2000

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes to designate any transactions to which the statement relates:
[x] third-party tender offer subject to Rule 14d-1.
[ ] issuer tender offer subject to Rule 13e-4.
[x] going-private transaction subject to Rule 13e-3.
[x] amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS
 1
      KC Holding Corporation

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [x]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      OO
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(D) or 2(E)                                         [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Delaware
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            11,365,458

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          0
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             0

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      11,365,458
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
                                                                    [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      Approximately 36%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      CO
------------------------------------------------------------------------------

------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS
 1
      KC Merger Corp.

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [x]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      OO
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(D) or 2(E)                                         [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Delaware
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            0

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          11,365,458
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             0

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      11,365,458

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
                                                                    [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      Approximately 36%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      CO
------------------------------------------------------------------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1
      ValueAct Capital Partners, L.P.

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [x]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      OO
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(D) or 2(E)                                         [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Delaware
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            0

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          11,365,458
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             0

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      11,365,458
------------------------------------------------------------------------------
      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
                                                                    [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      Approximately 36%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      PN
------------------------------------------------------------------------------

------------------------------------------------------------------------------
      NAMES OF REPORTING PERSON
 1
      VA Partners, L.L.C.

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [x]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      OO
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(D) or 2(E)
 5                                                                  [_]
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Delaware
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          0
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             11,365,458
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          0
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      11,365,458
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
                                                                    [ ]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      Approximately 36%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
TYPE OF REPORTING PERSON*
14
      OO
------------------------------------------------------------------------------

     This Amendment No. 4 (the "Amendment") amends and supplements the Tender Offer Statement on Schedule TO filed by KC Merger Corp., a Delaware corporation ("Purchaser"), KC Holding Corporation, a Delaware corporation ("Parent"), and ValueAct Capital Partners, L.P., a Delaware limited partnership ("VAC") on November 7, 2000, as amended by Amendment No. 1 to Schedule TO filed on November 14, 2000, Amendment No. 2 to Schedule TO filed on November 27, 2000, and Amendment No. 3 to Schedule TO filed on November 29, 2000 (the "Schedule TO") relating to the offer by Purchaser to purchase all outstanding shares of common stock, par value $.0001 per share, and the associated rights attached thereto (together, the "Shares"), of KENETECH Corporation, a Delaware corporation (the "Company"), at a purchase price of $1.04 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase dated November 6, 2000, as amended by the Supplement to Offer to Purchase dated November 26, 2000 (the "Offer to Purchase"), and in the related Letter of Transmittal, copies of which are attached as Exhibits (a)(1)(i), (a)(1)(vii) and
(a)(1)(ii), respectively, to the Schedule TO (which, together with any amendments or supplements thereto, collectively constitute the "Offer"). VA Partners, L.L.C. was added as a filing person to the Schedule TO pursuant to Amendment No. 2 to Schedule TO. Capitalized terms used but not defined in this Amendment shall have the meaning assigned to them in the Offer to Purchase.

ITEMS 1 THROUGH 9, 11 AND 13.

     Items 1 through 9, 11 and 13 of the Schedule TO, which incorporate by reference the information contained in the Offer to Purchase, are hereby amended and supplemented by adding thereto the following:

     The information set forth under the caption "The Tender Offer - Certain Legal Matters and Regulatory Approvals" of the Offer to Purchase is hereby amended by adding as the final paragraph the following:

     "On December 11, 2000, the Chancery Court denied Plaintiffs' request to enjoin preliminarily the consummation of the Merger Agreement. The text of the Chancery Court's decision may be found in its Memorandum Opinion, dated December 11, 2000, a copy of which is attached as Exhibit (a)(5)(vii) to the Schedule TO and incorporated by this reference."

ITEM 4.  TERMS OF THE TRANSACTION.

     Item 4 of the Schedule TO is hereby amended and supplemented by including the following information:

     On December 12, 2000, Purchaser issued a press release announcing the extension of the Offer to 5:00 p.m., New York City time, on Tuesday, December 19, 2000. The Offer had previously been scheduled to expire at 5:00 p.m., New York City time, on Tuesday, December 12, 2000. A copy of the press release issued by Purchaser with respect to the foregoing is filed herewith as Exhibit
(a)(1)(x) and is incorporated herein by reference.

ITEM 12.  EXHIBITS.

     Item 12 of the Schedule TO is hereby amended and supplemented by adding thereto the following:

     Exhibit No.    Description
     -----------    -----------

     (a)(1)(ix)     Press Release issued by the Company on December 12, 2000.

     (a)(1)(x)      Press Release issued by Purchaser on December 12, 2000.

     (a)(5)(vii) Memorandum Opinion, dated December 11, 2000, in the action styled Kohls v. Duthie, et al.

          After due inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: December 13, 2000            SCHEDULE TO, SCHEDULE 13E-3 AND SCHEDULE 13D

                              KC MERGER CORP.

                              By: /s/ Jeffrey W. Ubben
                                  Name:  Jeffrey W. Ubben
                                  Title: Secretary/Treasurer

                              KC HOLDING CORPORATION

                              By: /s/ Jeffrey W. Ubben
                                  Name:  Jeffrey W. Ubben
                                  Title: Secretary/Treasurer

                              VALUEACT CAPITAL PARTNERS, L.P.

                              By:   VA Partners, L.L.C.
                              Its:  General Partner

                              By: /s/ Jeffrey W. Ubben
                                  Name:  Jeffrey W. Ubben
                                  Title: Managing Member

                              VA PARTNERS, L.L.C.

                              By: /s/ Jeffrey W. Ubben
                                  Name:  Jeffrey W. Ubben
                                  Title: Managing Member

                                 EXHIBIT INDEX

EXHIBIT NO.
-----------

(a)(1)(i)       Offer to Purchase, dated November 6, 2000.

(a)(1)(ii)      Form of Letter of Transmittal.

(a)(1)(iii)     Form of Notice of Guaranteed Delivery.

(a)(1)(iv) Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(v) Form of Letter to Clients for use by Brokers, Dealers, Commerical Banks, Trust Companies and Other Nominees.

(a)(1)(vi) Form of Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

(a)(1)(vii)     Supplement to Offer to Purchase, dated November 26, 2000.

(a)(1)(viii)    Press Release issued by Purchaser on November 29, 2000.

*(a)(1)(ix)     Press Release issued by the Company on December 12, 2000.

*(a)(1)(x)      Press release issued by Purchaser on December 12, 2000.

(a)(5)(i)       KENETECH Corporation Press Release, dated October 25, 2000.

(a)(5)(ii)      KC Holding Corporation Press Release, dated November 7, 2000.

(a)(5)(iii) Pages 16 through 35 of the Annual Report on Form 10-K filed by the Company for the year ended December 31, 1999 (incorporated by reference to the Form 10-K filed by the Company on March 28,
                2000).

(a)(5)(iv) Pages 4 through 17 of the Quarterly Report on Form 10-Q filed by the Company for the quarterly period ended June 30, 2000 (incorporated by reference to the Form 10-Q filed by the Company on August 14, 2000).

(a)(5)(v) Notice of Motion and Motion for Leave to File Second Amended and Supplemental Complaint in the action styled Kohls v. Duthie, et al.

(a)(5)(vi) Pages 3 through 28 of the Quarterly Report on Form 10-Q filed by the Company for the quarterly period ended September 30, 2000 (incorporated by reference to the Form 10-Q filed by the Company on November 14, 2000).

*(a)(5)(vii)    Memorandum Opinion, dated December 11, 2000, in the action styled Kohls v. Duthie, et al.

(b)             None.

(c)(1) Fairness Opinion to Houlihan Lokey Howard & Zukin Financial Advisors, Inc. (included as Annex A to Offer to Purchase).

(c)(2) Presentation to the Company's Special Committee and Board of Directors by Houlihan Lokey Howard & Zukin Financial Advisors, Inc., dated October 25, 2000.

(c)(3)          Schedule of the 823 U.S. acquisitions considered by Houlihan
                Lokey.

(c)(4)          Feasibility Assessment of the Proposed Astoria Energy Project.

(d)(1) Agreement and Plan of Merger, dated as of October 25, 2000, among Parent, Purchaser and the Company (included as Schedule D to Offer to Purchase).

(d)(2) Confidentiality Agreement, dated June 29, 2000, between VAC and the Company.

(d)(3) Employment Agreement, dated October 25, 2000, between Purchaser and Mark D. Lerdal.

(d)(4) Voting Agreement, dated October 25, 2000, among Purchaser, Parent and Mark D. Lerdal.

(d)(5) Subscription and Contribution Agreement, dated October 24, 2000, among Parent, VAC and Mark D. Lerdal.

(d)(6) Guaranty, dated October 25, 2000, executed by VAC for the benefit of the Company.

(d)(7) Form of Stockholders Agreement, among Parent, Mark D. Lerdal, and the persons named therein.

(f)             Section 262 of the General Corporation Law of State of Delaware;
                Chapter 13 of the General Corporation Law of the State of California (included as Schedule C to Offer to Purchase).

(g)             None.

(h)             None.

*Filed herewith.